Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Nine Months Ended September 30, 2021

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian Dollars

		September 30,	December 31,
As at	Notes	2021	2020
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	5	$27,965,517	$1,982,416
Amounts receivable	6	1,125,007	810,791
Inventory	7	3,253,950	1,233,619
Notes receivable	8	1,639,990	-
Conversion feature on convertible note	8	81,781	-
Prepaids	9	5,141,493	335,022
		39,207,738	4,361,848

Non-current Assets
Goodwill	3,4,12	17,675,063	2,166,563
Equipment	11	303,434	153,870
Intellectual property	12	2,506,275	273,867
Investment	10	301,428	-
Right of use asset	13	246,905	144,419
TOTAL ASSETS		$60,240,843	$7,100,567

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	15	$1,441,968	$1,857,177
Customer deposits	16	70,241	385,449
Deferred income	17	189,575	-
Loans	18	6,745	62,978
Derivative liability	19	16,890,998	748,634
Lease liability	14	98,114	93,239
		18,697,641	3,147,477

Non-current Liabilities
Deferred income	17	1,342	5,062
Loans	18	87,004	34,938
Lease liability	14	165,181	64,885
TOTAL LIABILITIES		18,951,168	3,252,362

SHAREHOLDERS’ EQUITY
Share capital	19	98,524,688	36,943,304
Equity reserve	19	7,918,696	3,024,007
Accumulated deficit		(65,109,113)	(36,119,210)
Unrealized gain on investments available for sale	10	(198,572)	-
Accumulated other comprehensive income		153,976	104
TOTAL SHAREHOLDERS’ EQUITY		41,289,675	3,848,205
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$60,240,843	$7,100,567

Nature and Continuance of Operations (Note 1)

Approved and authorized for issuance by the Board of Directors on November 9, 2021.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2021	2020	2021	2020

Revenue from sales of goods	20	$1,351,517	$1,109,426	$3,968,807	$1,866,222
Revenue from provision of services	20	545,475	344,479	1,449,793	1,011,280
TOTAL REVENUE		1,896,992	1,453,905	5,418,600	2,877,502

COST OF SALES		(1,123,942)	(893,441)	(3,401,950)	(1,448,420)

GROSS PROFIT		773,050	560,464	2,016,650	1,429,082

OPERATING EXPENSES
Amortization	12	$130,123	$-	$269,143	$1,385
Depreciation	11,13	49,063	36,901	124,278	76,056
Director fees	23	91,928	-	263,147	-
Insurance		1,467,645	12,207	1,504,204	38,269
Office and miscellaneous	21	2,380,907	933,196	5,345,851	2,150,772
Professional fees		1,751,478	767,376	3,462,650	1,503,905
Research and development		36,713	283,823	123,414	314,761
Share-based payments	19	1,260,061	766,510	3,141,824	2,085,571
Travel		49,171	1,121	109,203	18,175
Wages and salaries		789,868	300,869	1,843,795	956,080
		(8,006,957)	(3,102,003)	(16,187,509)	(7,144,974)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	19	30,562,044	-	(15,278,305)	-
Finance and other costs	24	739	(10,298)	(9,968)	(21,155)
Foreign exchange gain (loss)		571,833	(88,874)	496,932	(34,279)
Gain (loss) on settlement of debt	25	-	(38,879)	-	28,614
Government income		1,233	30,537	22,894	30,537
Other income (loss)		(14)	198,742	32,223	1,189,237
Unrealized investment loss	10	(61,429)	-	(198,572)	-
NET INCOME (LOSS)		$23,840,499	$(2,450,311)	$(29,105,655)	$(4,522,938)

Taxes		-	-	(82,820)	-

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign exchange translation		134,901	(1,232)	153,872	(1,131)
COMPREHENSIVE INCOME (LOSS)		23,975,400	(2,451,543)	(29,034,603)	(4,524,069)

Net Income (loss per share)
Basic (post-consolidation)		$0.79	$(0.16)	$(1.18)	$(0.31)
Diluted (post-consolidation)		$0.74	$(0.16)	$(1.18)	$(0.31)
Weighted average number of common shares outstanding - basic (post-consolidation)		30,215,930	15,238,483	24,591,235	14,637,090
Weighted average number of common shares outstanding – diluted (post-consolidation)		32,155,088	15,238,483	24,591,235	14,637,090

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency) - Unaudited

Expressed in Canadian Dollars

	Number of Shares	Share Capital	Equity Reserve	Accumulated Deficit	Unrealized Gain on Investments Available for Sale	Accumulated Other Comprehensive Income	Total Shareholders’ Equity (Deficiency)

Balance at December 31, 2019	69,670,613	$27,786,517	$2,508,233	$(28,103,397)	$-	$-	$2,191,353
Shares issued for exercise of warrants	4,648,000	2,369,193	(1,645,193)	-	-	-	724,000
Shares issued for acquisition	3,225,438	1,612,719	-	-	-	-	1,612,719
Shares issued as finder’s fees	200,000	100,000	-	-	-	-	100,000
Shares issued for debt settlement	555,409	344,354	-	-	-	-	344,354
Shares issued for financing	961,538	500,000	-	-	-	-	500,000
Share-based payments	-	-	2,085,571	-	-	-	2,085,571
Net loss	-	-	-	(4,522,938)	-	-	(4,522,938)
Translation of foreign operations	-	-	-	-	-	(1,131)	(1,131)

Balance at September 30, 2020	79,260,998	$32,712,783	$2,948,611	$(32,626,335)	$-	$(1,131)	$3,033,928
Shares issued for exercise of warrants	3,275,875	1,637,937	-	-	-	-	1,637,937
Shares issued for acquisition	-	566,242	-	-	-	-	566,242
Shares issued for financing	2,566,496	1,518,845	-	-	-	-	1,518,845
Shares issued for exercise of RSUs	999,992	507,497	(507,497)	-	-	-	-
Share-based payments	-	-	582,893	-	-	-	582,893
Net loss	-	-	-	(3,492,875)	-	-	(3,492,875)
Translation of foreign operations	-	-	-	-	-	1,235	1,235

Balance at December 31, 2020	86,093,361	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205
Shares issued for exercise of warrants	7,902,624	3,951,312	-	-	-	-	3,951,312
Shares issued for acquisition	6,000,000	14,220,000	3,072,857	-	-	-	17,292,857
Shares issued for exercise of RSUs	749,997	396,249	(396,249)	-	-	-	-
Shares issued for exercise of stock options	1,964,995	1,910,991	(923,743)	-	-	-	987,248
Shares issued for financing	32,443,457	18,717,438	-	-	-	-	18,717,438
Share issue costs	-	(273,169)	-	-	-	-	(273,169)
Shares issued in lieu of cash	75,000	198,000	-	-	-	-	198,000
Share-based payments	-	-	3,141,824	-	-	-	3,141,824
Share consolidation 5:1	(108,183,525)	-	-	-	-	-	-
Shares issued for financing	5,095,966	25,538,213	-	-	-	-	25,538,213
Share issue costs	-	(3,141,574)	-	-	-	-	(3,141,574)
Shares issued for exercise of warrants	15,075	68,430	-	-	-	-	68,430
Share issue costs	-	(4,506)	-	-	-	-	(4,506)
Net loss	-	-	-	(28,989,903)	-	-	(28,989,903)
Unrealized loss on investments available for sale	-	-	-	-	(198,572)	-	(198,572)
Translation of foreign operations	-	-	-	-	-	153,872	153,872

Balance at September 30, 2021	32,156,950	$98,524,688	$7,918,696	$(65,109,113)	$(198,572)	$153,976	$41,289,675

Effective July 29, 2021, the Company consolidated its issued and outstanding common shares on a 5 to 1 basis, which resulted in 27,045,909 common shares outstanding post-consolidation. References to common shares, options, warrants, and RSUs in these condensed consolidated interim financial statements are unadjusted and represent the original issuances, grants, forfeitures, cancellations, or exercises unless noted otherwise.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the nine months ended
	September 30, 2021	September 30, 2020

OPERATING ACTIVITIES
Comprehensive loss	$(29,105,655)	$(4,522,938)
Adjustments for:
Amortization	269,143	1,385
Depreciation	124,278	76,056
Change in fair value of derivative liability	16,142,364	-
Finance and other costs	9,968	21,155
Gain on settlement of debt	-	(28,614)
Income from government assistance	(22,894)	-
Shares Issued as acquisition cost	-	100,000
Share-based payments	3,141,824	2,085,571
Unrealized loss on investments available for sale	198,572	-
	(9,242,400)	(2,267,385)
Net changes in non-cash working capital items:
Accounts receivable	(314,216)	(1,282,029)
Inventory	(2,020,331)	(488,384)
Prepaid expenses	(4,806,471)	240,518
Right of use asset	(181,037)	-
Trade payables and accrued liabilities	(407,188)	486,976
Customer deposits	(315,208)	(133,831)
Deferred income	201,425	-
Loans	(1,425)	-
Lease liability	181,069	-
Tax accrual	(82,820)	-
Funds used in operations activities	(16,988,602)	(3,444,135)

INVESTING ACTIVITIES
Cash paid for acquisition	(477,984)	(457,407)
Purchase of equipment	(206,646)	-
Revaluation of equipment	3,619	-
Development of intellectual property	(238,784)	-
Investments	(500,000)	-
Issuance of notes receivable	(1,724,100)	-
Proceeds from issuance of common shares for financing	-	997,714
Funds provided by (used in) investing activities	(3,143,895)	540,307

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	44,255,651	500,000
Share issue costs	(3,419,249)	-
Proceeds from issuance of common shares in lieu of cash	198,000	-
Proceeds from issuance of common shares for warrants exercised	4,019,742	724,000
Proceeds from issuance of common shares for stock options exercised	987,248	-
Proceeds from issuance of loans	60,000	123,000
Repayment of loans	(42,742)	(164,701)
Repayment of lease liability	(92,891)	(57,527)
Funds provided by financing activities	45,965,759	1,124,772

Effects of exchange rate changes on cash	149,839	(1,131)
Change in cash	25,833,262	(1,779,056)
Cash, beginning of period	1,982,416	2,429,375
Cash, end of period	$27,965,517	$649,188

Cash and cash equivalents consist of the following:
Cash held in banks	$27,682,566	$506,645
Guaranteed investment certificate	282,951	142,543
	$27,965,517	$649,188

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares began trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DFLY”. On July 30, 2021, the Company’s shares began trading on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO”. The Company’s shares continue to trade on the CSE, however, they now trade under the symbol “DPRO”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

On August 15, 2019, the Company and 1187607 B.C. Ltd. (“Merger Co.”), a wholly-owned subsidiary of the Company, completed a Business Combination Agreement (the “BCA”) with Draganfly Innovations Inc. (“Draganfly Innovations”) (the “Amalgamation”). Under the Amalgamation, shareholders of Draganfly Innovations received 1.794 fully paid and non-assessable common shares in the authorized share structure of the Company for each Draganfly Innovations share. Consequently, the Company owns 100% of Draganfly Innovations and the Draganfly Innovations shareholders became shareholders of the Company. Draganfly is an operational business of developing and manufacturing multi-rotor helicopters, industrial aerial video systems and civilian small unmanned aerial systems or vehicles. Pursuant to the Amalgamation the Company changed its name to “Draganfly Inc.”.

The outbreak of the coronavirus, also known as “COVID-19,” spread across the globe and is impacting worldwide economic activity. Government authorities have implemented emergency measures to mitigate the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, and social distancing, have caused material disruption to business globally. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The Company will continue to monitor the impact of the COVID-19 pandemic, the duration and impact of which is unknown at this time which may include further disruptions to global supply chains and the manufacturing and delivery of parts that the Company relies on for its products. Although it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods, such impacts are not expected to be significant going forward. Aside from the acquisition of Dronelogics and being opportunistic on other partnerships or acquisitions, the Company has expanded its products and services offered to include health and telehealth applications relating to COVID-19, as a way to mitigate the effects of COVID-19.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting, are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 9, 2021.

The financial statements of the Company have been prepared on a historical cost basis, modified where applicable. In addition, the financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

3. DRONELOGICS ACQUISITIONS

All share, RSU, and stock option numbers noted in relation to this transaction are pre-consolidation.

On April 30, 2020, the Company acquired all of the issued and outstanding shares of Dronelogics Systems Inc. (“Dronelogics”), excluding the cinematography division, for consideration of $500,000 cash and 3,225,438 common shares (the “Transaction”).

In connection with the Transaction, the Company paid fees of $160,000 to certain advisors consisting of $100,000 by way of 200,000 in shares at a price of $0.50 per share and $60,000 in cash. At closing, the Company (i) granted 445,000 incentive stock options to certain employees of Dronelogics pursuant to the Company’s share compensation plan, exercisable at a price equal to closing price of the shares on the CSE on January 31, 2020. The options have a term of 10 years and 375,000 vest in three equal tranches, on the grant date and first and second anniversaries of the date of grant while 70,000 vest on the first anniversary of the grant date, and (ii) awarded 375,000 RSUs to certain directors and officers of Dronelogics. RSUs were awarded to certain directors and officers of Dronelogics pursuant to the Company’s share compensation plan. The RSUs vest in three equal tranches, on the first, second and third anniversaries of the date of award.

The purchase price allocation (“PPA”) is as follows:

Number of shares of Draganfly Inc.	3,225,438
Fair value of common shares	$0.83
Fair value of shares of Draganfly Inc.	$2,677,114
Present value of the fair value of shares of Draganfly Inc.	2,178,960
Cash portion of purchase price	500,000
Total	$2,678,960

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

3.	DRONELOGICS ACQUISITION (CONT’D)

Tangible assets acquired
Cash	$42,593
Accounts receivable	98,852
Inventory	629,684
Prepaids and deposits	93,997
Other current assets	3,014
Capital assets	54,946
Right-of-use assets	83,428
Accounts payable and accrued liabilities	(222,766)
Customer deposits	(245,959)
Loans	(245,752)
Other current liabilities	(8,437)
Lease liabilities	(87,203)
196,397

Identifiable intangible assets
Customer relationships	197,000
Website	119,000
316,000

Goodwill	2,166,563
Total consideration	$2,678,960

The Company estimated the fair value as follows:

•	Customer relationships based on an income approach, specifically multi-period excess earnings method, by identifying key customers, applying attribution rate of 15% per annum and discount rate of 18% per annum; and
•	Website based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.5% and discount rate of 17% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired were recognized as goodwill, which primarily consisted of the assembled workforce.

From the date of the acquisition to December 31, 2020, the acquired business contributed $4,086,350 of revenue and a net income of $434,528.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

4. VITAL INTELLIGENCE ACQUISITION

All unit numbers noted in relation to this transaction are pre-consolidation.

On March 25, 2021, the Company acquired the assets of Vital Intelligence Inc. (“Vital”) for consideration of: (a) a cash payment of $500,000 with $50,000 paid upon execution of the asset purchase agreement, $200,000 to be paid at closing and $250,000 to be paid on the six-month anniversary date of closing; and (b) 6,000,000 units of the Company with each unit being comprised of one common share of the Company and one common share purchase warrant (the “Acquisition”). Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing at an exercise price of $2.67 per common share and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow with 1,500,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The units were issued on March 22, 2021. On August 19, 2021 the parties agreed to reduce the final payment from $250,000 to $227,984 due to certain assets listed in the purchase agreement had not being delivered by Vital.

The units of the Company are to be releasable from escrow in accordance with the terms and conditions of the Escrow Agreement, as follows:

a)	1,500,000 units shall be released on the closing date;
b)	1,500,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $2,000,000;
c)	1,500,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $4,000,000; and
d)	1,500,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $6,000,000.

The 4,500,000 units will be forfeited and cancelled within two years of the closing if the Company does not meet the revenue milestones.

The Vital Intelligence product platform is a combination of proprietary Intellectual Property along with external technology. The base technology is computer vision signal processing that incorporates learning algorithms that can detect heart rate, breathing/respiratory rate, coughs, mask usage, social distancing, temperature, oxygen saturation of blood, and blood pressure. Combined, all these data points provide and deliver an analysis of health and better accuracy in determining infection with various respiratory related issues.

Vital Intelligence has developed a suite of products that is designed to maximize the use of its technology by serving a variety of different market segments and sectors:

-	Drone Vital Sign Detection: Video from a drone is analyzed and can provide an individuals’ heart rate, respiratory rate, and also detect coughing. The data is processed via either a local or cloud storage service in real or near-real time.
-	Drone Social Distancing Detection: Video cameras attached to drones collect data which is then used to determine social distancing. The data is processed via either a local or cloud storage service in real or near-real time.
-	Thermography Kiosk: This product, also branded as Safe Set Solution, is a moveable kiosk (consisting of a thermal detection camera, laptop and stand) to provide thermal detection and reporting systems. Kiosk is able to be placed in entryways or throughways to capture temperature readouts of passers-by.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

4.	VITAL INTELLIGENCE ACQUISITION (CONT’D)

-	Thermography Detection Camera System: This group of products is a stationary camera system, or systems of networked cameras aimed at critical entryways or locations designed to capture core-body temperature of individuals entering a space. Algorithms read video feeds and allow for company or facility use decisions to be made. An example would be capturing temperature readouts from individuals and then integrating that data into a company’s employee badge systems for compliance and monitoring as well as door locking systems to grant access to a space.
-	Social Distancing Camera System: This product is a stationary camera system, or system of networked cameras aimed at high traffic areas in order to capture data on social distancing. Information is provided via overlay on capture footage. The technology can be used on archived or real-time video footage to assist community health workers in predicting outbreaks of infections.

The PPA is as follows:

Number of units of Draganfly Inc.	6,000,000
Fair value of units	$2.88
Fair value of units of Draganfly Inc.	$17,292,857
Fair value of cash portion of purchase price	488,659
Discount for inventory not received	(22,016)
Total	$17,759,500

Identifiable intangible assets
Brand	$540,000
Software	1,711,000
2,251,000

Goodwill	15,530,516
Reduction for inventory not received	(22,016)
Total consideration	$17,759,500

The Company estimated the fair value as follows:

•	Brand based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 1.0% and discount rate of 40% per annum.
•	Software based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 5.0% and discount rate of 40% per annum.

5. CASH AND CASH EQUIVALENTS

	September 30, 2021	December 31, 2020
Cash held in banks	$27,682,566	$1,839,871
Guaranteed investment certificate	282,951	142,545
	$27,965,517	$1,982,416

On March 27, 2020, the Company purchased a $142,000 guaranteed investment certificate (“GIC”) to secure its credit cards. The terms of the GIC are for 1 year at a rate of 0.50% per annum. On March 27, 2021 the company renewed the GIC for $142,710 for 1 year at a rate of 0.10% per annum.

On May 28, 2021, the Company purchased an additional $140,000 GIC to further secure its credit cards. The terms of the GIC are for 1 year at a rate of 0.35% per annum

During the nine months ended September 30, 2021 the company accrued interest of $406 on these GIC’s.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

6. AMOUNTS RECEIVABLE

	September 30, 2021	December 31, 2020
Trade accounts receivable	$877,631	$780,254
GST Receivable	247,376	$-
SR&ED receivable	-	30,537
	$1,125,007	$810,791

7. INVENTORY

	September 30, 2021	December 31, 2020
Finished goods	$3,205,672	$1,155,871
Parts	48,278	77,748
	$3,253,950	$1,233,619

During the nine months ended September 30, 2021, $2,729,300 (2020: $861,807) of inventory was sold and recognized in cost of sales.

8. NOTES RECEIVABLE

	Start Date	Maturity Date	Rate	Principal	Interest	Accretion	Total
Note 1(1)	2021-04-21	2022-10-21	0%	$169,488	$-	$6,057	$175,545
Note 2	2021-04-26		8%	200,000	6,926	-	206,926
Note 3(1)	2021-06-01	2023-06-01	8%	127,410	2,836	-	130,246
Note 4	2021-08-19		8%	250,000	2,301	-	252,301
Note 5(1)	2021-09-22	2024-09-22	5%	873,195	1,178	600	874,973
Total				$1,620,092	$13,241	$6,657	$1,639,990

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

Note 1 was issued to a company working on a project that is of interest to the Company. The loan is non-interest bearing, is due 18 months from the effective date, and is secured by allowing the Company to hold a first priority security interest over all of the company’s present and after-acquired intellectual property in the project. As this note is non-interest bearing, we are required to fair value this note using an 8% discount rate and recognize accretion income over the life of the note (note 17).

Notes 2 and 4 were issued to a company to finance the short-term operations while discussions are ongoing regarding potential further opportunities with the company. The loan is interest bearing at 8% and is due three months from the date of funding or upon closing of a definitive agreement. Past due amounts of this note bear interest at 12%.

Note 3 was issued to a company working on a project that is of interest to the Company. The loan is interest bearing at 8%, is due 24 months from the effective date, and is secured by a general security agreement.

Note 5 was issued to a company working on a project that is of interest to the company. The loan is interest bearing at 5%, is due 36 months after the maturity date, is unsecured, and contains a conversion feature upon sale of the recipient. As of September 30, 2021, the value of the conversion feature is $81,781 and will be accreted over the life of the note.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

9. PREPAID EXPENSES AND DEPOSITS

	September 30, 2021	December 31, 2020
Insurance	$4,384,504	$992
Prepaid director fees	107,886	-
Prepaid interest	3,238	-
Prepaid marketing services	36,265	187,826
Prepaid rent	3,583	3,583
Prepaid subscriptions	21,636	5,953
Deposits	584,381	136,668
	$5,141,493	$335,022

10. INVESTMENTS

On March 10, 2021, the Company purchased 1,428,571 units of a company for $500,000. Each unit is comprised of one common share and one share purchase warrant. These warrants have an exercise price of $0.50 per warrant, each convert to one common share, and have a life of two years, expiring on March 17, 2023. These assets have been classified as fair value through profit or loss and any unrealized gains or losses will be recognized through the income statement.

Balance at March 10, 2021	$500,000
Loss	(198,572)
Balance at September 30, 2021	$301,428

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

11. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at January 1, 2020	$7,000	$142,173	$-	$29,967	$-	$179,140
Additions	2,028	21,860	-	-	-	23,888
Net assets acquired in the Acquisition	15,369	7,573	4,352	-	27,652	54,946
Balance at December 31, 2020	$24,397	$171,606	$4,352	$29,967	$27,652	$257,974
Additions	16,044	170,866	-	-	12,000	198,910
Revaluation	-	-	-	-	(3,619)	(3,619)
Balance at September 30, 2021	$40,441	$342,472	$4,352	$29,967	$36,033	$453,265

Accumulated depreciation
Balance at January 1, 2020	$6,761	$37,944	$-	$19,294	$-	$63,999
Charge for the year	5,631	22,019	3,220	3,202	6,033	40,105
Balance at December 31, 2020	$12,392	$59,963	$3,220	$22,496	$6,033	$104,104
Charge for the year	8,230	29,734	1,132	1,681	4,950	45,727
Balance at September 30, 2021	$20,622	$89,699	$4,352	$24,177	$10,983	$149,831

Net book value:
December 31, 2020	$12,005	$111,643	$1,132	$7,471	$21,619	$153,870
September 30, 2021	$19,819	$252,775	$-	$5,790	$25,050	$303,434

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

12. INTELLECTUAL PROPERTY

	Patents	Customer Relationships	Brand and Software	Goodwill	Total
Cost
Balance at January 1, 2020	$41,931	$-	$-	$-	$41,931
Intangible assets acquired in the Transaction	-	197,000	119,000	2,166,563	2,482,563
Balance at December 31, 2020	$41,931	$197,000	$119,000	$2,166,563	$2,524,494
Intangible assets acquired in the Acquisition	-	-	2,251,000	15,530,516	17,781,516
Additions	-	-	250,551	-	250,551
Inventory adjustment	-	-	-	(22,016)	(22,016)
Balance at September 30, 2021	$41,931	$197,000	$2,620,551	$17,675,063	$20,534,545

Accumulated amortization
Balance at January 1, 2020	$40,546	$-	$-	$-	$40,546
Charge for the year	1,385	26,267	15,866	-	43,518
Balance at December 31, 2020	$41,931	$26,267	$15,866	$-	$84,064
Charge for the year	-	25,610	243,533	-	269,143
Balance at September 30, 2021	$41,931	$51,877	$259,399	$-	$353,207

Net book value:
December 31, 2020	$-	$170,733	$103,134	$2,166,563	$2,440,430
September 30, 2021	$-	$145,123	$2,361,152	$17,675,063	$20,181,338

Customer relationships

On April 30, 2020, the Company acquired a 100% interest in Dronelogics and assigned $197,000 to the fair value of customer relationships.

Brand

On April 30, 2020, the Company acquired a 100% interest in Dronelogics and assigned $119,000 to the fair value of the website/domain name.

On March 25, 2021, the Company acquired the assets of Vital and assigned $540,000 to the fair value of the brand.

Software

On March 25, 2021, the Company acquired the assets of Vital and assigned $1,711,000 to the fair value of the software.

The Company has begun development of a mobile application and has capitalized the costs incurred to date. Upon completion of the application, it will be amortized over the estimated useful life.

Goodwill

On April 30, 2020, the Company acquired a 100% interest in Dronelogics, which included goodwill. Goodwill was valued at $2,166,563.

On March 25, 2021, the Company acquired the assets of Vital, which included goodwill. Goodwill was valued at $15,530,516. This amount was later adjusted downward by $22,016 for the adjusted payment due to certain assets not being delivered.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

12. INTELLECTUAL PROPERTY (CONT’D)

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts.

13. RIGHT OF USE ASSETS

Total
Cost
Balance at January 1, 2020	$159,539
Leases acquired in the Acquisition	83,428
Balance at December 31, 2020	$242,967
Additions	195,281
Lease removal	(7,092)
Balance at September 30, 2021	$431,156

Accumulated depreciation
Balance at January 1, 2020	$29,545
Charge for the period	69,003
Balance at December 31, 2020	$98,548
Historical correction	7,152
Charge for the period	78,551
Balance at September 30, 2021	$184,251

Net book value:
December 31, 2020	$144,419
September 30, 2021	$246,905

14. LEASE LIABILITY

Total
Balance at January 1, 2020	$136,073
Leases acquired in the Acquisition	87,203
Interest expense	18,290
Lease Payments	(83,442)
Balance at December 31, 2020	$158,124
Addition	166,671
Historical correction	22,043
Interest expense	16,993
Lease payments	(92,891)
Lease removal	(7,645)
Balance at September 30, 2021	263,295

Which consists of:
Current lease liability	$98,114
Non-current lease liability	165,181
Balance at September 30, 2021	$263,295

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

15.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2021	December 31, 2020
Trade accounts payable	$933,610	$813,881
Accrued liabilities	332,234	512,205
Due to related parties (Note 23)	142,415	475,628
Government grant payable (Note 22)	33,709	33,709
GST/PST Payable	-	21,754
	$1,441,968	$1,857,177

16.	CUSTOMER DEPOSITS

The Company takes a customer deposit on certain orders.

	September 30, 2021	December 31, 2020
Customer deposits	$70,241	$385,449

17.	DEFERRED INCOME

At times, the Company’s subsidiaries may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	September 30, 2021	December 31, 2020
Deferred income from customers	$200,000	$-
Deferred income from government	6,487	5,062
Deferred income from note receivable accretion	(15,570)	-
	190,917	5,062

The deferred income from the government is the calculated fair value of the interest on the Canadian Emergency Business Account (CEBA) loans which is accreted over the remaining expected life of the loans. The deferred income for the accretion of the note receivable is the calculated fair value of the implied interest for the note issued at 0% interest which is accreted over the expected life of the loan.

18.	LOANS
	Start Date	Maturity Date	Rate	Principal	Interest	Total
CEBA	2020-05-19	2022-12-31	0%	$36,140	$616	$36,756
CEBA	2021-04-23	2022-12-31	0%	36,140	616	36,756
Vehicle loan	2019-08-30	2024-09-11	6.99%	16,999	3,238	20,237
Total				$89,279	$4,470	$93,749

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the loan is repaid on or before December 31, 2022.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

18.	LOANS (CONT’D)

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

The CEBA loans are unsecured and the vehicle loan is secured by the vehicle.

19.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the nine months ended September 30, 2021,

-	The Company issued 7,902,624 (pre-consolidation) common shares for the exercise of warrants for $3,951,312.
-	The Company issued 749,997 (pre-consolidation) common shares for the vesting of Restricted Share Units.
-	The Company issued 1,964,995 (pre-consolidation) common shares for the exercise of stock options for $987,248.
-	The Company issued 75,000 (pre-consolidation) common shares in lieu of cash.
-	The Company issued 32,443,457 (pre-consolidation) units for the Regulation A+ financing in the United States. Each unit is comprised of one common share and one share purchase warrant. These warrants have an exercise price of $0.71 USD per warrant (pre-consolidation), each convert to one common share, and have a life of two years.
-	The Company issued 6,000,000 units (pre-consolidation) for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $2.67 per warrant (pre-consolidation), each convert to one common share, and have a life of two years.
-	The Company acquired 108,183,525 shares (pre-consolidation) in a 5:1 share consolidation transaction.
-	The Company issued 5,095,966 common shares in a private placement for $25,538,213.
-	The Company issued 15,075 commons shares for the exercise of warrants for $63,924.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

19.	SHARE CAPITAL (CONT’D)

As at September 30, 2021, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	8.09	296,665	119,999
November 19, 2019	November 19, 2029	$2.50	8.14	50,000	33,333
April 30, 2020	April 30, 2030	$2.50	8.59	87,000	61,999
April 30, 2020	April 30, 2030	$3.85	8.59	110,000	70,000
July 3, 2020	July 3, 2025	$3.20	3.76	200,000	166,666
November 24, 2020	November 24, 2030	$2.50	9.16	32,000	10,000
December 11, 2020	December 11, 2030	$2.15	9.20	25,000	-
February 2, 2021	February 2, 2031	$13.20	9.35	30,000	10,000
March 8, 2021	March 8, 2026	$13.90	4.44	10,000	5,000
April 27, 2021	April 27, 2031	$10.15	9.58	182,000	-
September 9, 2021	September 9, 2026	$4.84	4.94	25,825	-
				1,048,490	476,997

Number of options and weighted average exercise prices in the table below are shown as they were outstanding, forfeited, granted, and exercised, pre-consolidation and post-consolidation.

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2019	3,725,000	$0.50
Forfeited	(216,668)	0.50
Granted	2,460,000	0.63
Outstanding, December 31, 2020	5,968,332	$0.55
Exercised	(1,964,970)	0.50
Granted	1,110,000	2.15
Consolidation 5:1	(4,090,662)	-
Granted (post-consolidation)	25,825	4.84
Outstanding, September 30, 2021	1,048,490	$4.57

During the nine months ended September 30, 2021,

-	The Company granted 150,000 options to an employee. Each option is exercisable at $2.64 per share for 10 years (30,000 options and $13.20 per share post-consolidation).
-	The Company granted 50,000 options to a consultant. Each option is exercisable at $2.78 per share for 5 years (10,000 options and $13.90 per share post-consolidation).
-	The Company granted 910,000 options to employees. Each option is exercisable at $2.03 per share for 10 years (172,000 options and $10.15 per share post-consolidation).
-	The Company underwent an option consolidation at a 5:1 ratio.
-	The Company granted 25,825 options to an employee. Each option is exercisable at $4.84 per share for 5 years.

During the year ended December 31, 2020 (all numbers shown pre-consolidation),

-	The Company granted 445,000 options to employees. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.
-	The Company issued 600,000 options to consultants. Each option is exercisable at $0.77 per share for a period of 10 years from the grant date.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

19.	SHARE CAPITAL (CONT’D)

-	The Company granted 1,000,000 options to employees. Each option is exercisable at $0.64 per share for a period of 5 years from the grant date.
-	The Company granted 165,000 options to employees. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.
-	The Company granted 250,000 options to a consultant. Each option is exercisable at $0.43 per share for a period of 10 years from the grant date.

During the nine months ended September 30, 2021, the Company recorded share-based payment expense of $1,393,247 (2020: $1,329,854).

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

Number of RSUs in the table below are shown as they were outstanding, exercised, forfeited, and granted, pre-consolidation and post-consolidation.

As at September 30, 2021, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2019	3,175,000
Exercised	(999,992)
Forfeited	(341,667)
Granted	1,240,000
Outstanding, December 31, 2020	3,073,341
Exercised	(749,997)
Granted	790,000
Consolidation 5:1	(2,490,677)
Granted (post-consolidation)	190,826
Outstanding, September 30, 2021	813,493

During the nine months ended September 30, 2021, (pre-consolidation) the Company accelerated the vesting of 624,998 RSUs, 124,999 RSUs vested naturally, and issued 790,000 RSUs to employees of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date. On July 29, 2021 the Company underwent a 5:1 share consolidation reducing the number of outstanding RSU’s by 2,490,677 units. After consolidation, the Company issued 190,826 RSU’s to employees of the Company.

During the year ended December 31, 2020, the Company committed to grant 1,240,000 RSUs (pre-consolidation) to employees and consultants of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

19.	SHARE CAPITAL (CONT’D)

During the nine months ended September 30, 2021, the Company recorded share-based payment expense of $1,748,577 (2020: $2,085,571) in stock-based compensation for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the year ended December 31, 2020 and the nine months ended September 30, 2021, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded through the Consolidated Statement of Comprehensive Income (loss). The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at January 1, 2020	$-
Change in fair value of warrants outstanding	748,634
Balance at December 31, 2020	$748,634
Change in fair value of warrants outstanding	16,142,364
Balance at September 30, 2021	$16,890,998

The derivative financial liability consists of the fair value of the non-compensatory share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at July 29, 2021	Fair Value at July 29, 2021	Number of Warrants Outstanding at December 31, 2020	Fair Value at December 31, 2020
November 30, 2020	US$	0.71	2,556,496	$3,402,992	2,556,496	$748,634
February 5, 2021	US$	0.71	6,671,992	8,881,192	-	-
March 5, 2021	US$	0.71	25,771,465	34,304,799	-	-
			34,999,953	$46,588,983	2,556,496	$748,634

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

19.	SHARE CAPITAL (CONT’D)

On July 29, 2021, the Company underwent a share consolidation at which time the warrants were consolidated on a 5:1 basis. Results of the consolidation are as follows:

Issue Date	Exercise Price (Post-consolidation)		Number of Warrants Outstanding at July 29, 2021 (Post-consolidation)	Number of Warrants Outstanding at December 31, 2020 (Post-consolidation)
November 30, 2020	US$	3.55	511,299	511,299
February 5, 2021	US$	3.55	1,334,398	-
March 5, 2021	US$	3.55	5,154,293	-
			6,999,991	511,299

Issue Date	Exercise Price		Number of Warrants Outstanding at September 30, 2021	Fair Value at September 30, 2021	Number of Warrants Outstanding at December 31, 2020	Fair Value at December 31, 2020
November 30, 2020	US$	3.55	496,234	$1,174,091	511,299	$748,634
February 5, 2021	US$	3.55	1,334,400	3,157,195	-	-
March 5, 2021	US$	3.55	5,154,321	12,195,143	-	-
July 29, 2021	US$	5.00	250,000	357,704	-	-
September 14, 2021	US$	5.00	4,798	6,865	-	-
			7,239,353	$16,890,998	511,299	$748,634

During the year ended December 31, 2020, the Company extended the life of the November 5, 2019 warrants from expiring on November 5, 2020 to expiring on November 5, 2021. To do this, it was required that 25% of the remaining November 5, 2019 warrants needed to be exercised by October 21, 2020 and 25% needed to be exercised by May 5, 2021 which was completed.

Number of warrants and weighted average exercise prices in the table below are shown as they were outstanding, exercised, forfeited, and granted, pre-consolidation and post-consolidation.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2019	18,051,499	$0.41
Exercised	(7,923,874)	0.30
Forfeited	(600,000)	0.50
Granted	2,556,496	0.71
Outstanding, December 31, 2020	12,084,121	$0.59
Exercised	(7,902,624)	0.50
Granted	38,443,457	1.02
Consolidation 5:1	(34,099,924)	-
Granted (post-consolidation)	254,798	5.00
Exercised (post-consolidation)	(15,075)	3.55
Outstanding, September 30, 2021	8,764,753	4.89

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

19.	SHARE CAPITAL (CONT’D)

As at September 30, 2021, the Company had the following warrants outstanding (post-consolidation):

Date issued	Expiry date	Exercise price		Number of warrants outstanding
November 5, 2019	November 5, 2021	CDN$	2.50	325,000
November 30, 2020	November 30, 2022	US$	3.55	496,234
February 5, 2021	February 5, 2023	US$	3.55	1,334,400
March 5, 2021	March 5, 2023	US$	3.55	5,154,321
March 22, 2021	March 22, 2023	CDN$	13.35	1,200,000
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
				8,764,753

The weighted average remaining contractual life of warrants outstanding as of September 30, 2021, was 1.36 (December 31, 2020 - 0.90 years).

Of the 6,000,000 (1,200,000 post-consolidation) warrants issued on March 22, 2021 to acquire Vital, 4,500,000 (900,000 post-consolidation) of the warrants are currently held in escrow, to be released upon completion of the milestones (note 4).

20.	REVENUE

The Company sub-classifies revenue within the following components: product revenue and services revenue. Product revenue comprises of sales of internally assembled multi-rotor helicopters, industrial aerial video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Services revenue consists of fees charged for custom engineering, drone as a service work, and training and simulation consulting.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Product sales	$1,351,517	$1,109,426	$3,968,807	$1,866,222
Drone service	411,746	344,479	1,073,440	534,088
Custom engineering services	133,719	-	376,353	477,192
	$1,896,992	$1,453,905	$5,418,600	$2,877,502

The Company does not derive significant revenue from any (2020 – one) customers, which exceed 10% of total revenues for the nine months ended September 30, 2021 (2020 – $474,701 of custom engineering services revenue).

Consulting revenue:

On May 22, 2017, the Company executed a standard consulting agreement, whereby the Company would provide consulting, custom engineering and investigating and solving on a project-by-project basis. The Company shall be responsible for the development, design, procurement, fabrication, assembly, integration, checkout, integration and test of hardware, software, and firmware necessary to produce a complete system per each project. The consideration for the services performed are based on the labor cost incurred on an hourly basis and minimal preapproved expenditures.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

20.	REVENUE (CONT’D)

Geographic revenue segmentation is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Canada	$1,296,163	$1,055,168	$3,573,820	$1,811,280
United States	600,401	390,623	1,800,513	1,042,183
International	428	8,114	44,267	24,039
	$1,896,992	$1,453,905	$5,418,600	$2,877,502

The Company operates in an international market with four reportable operating segments. The below is for the nine months ended September 30, 2021.

	Draganfly Inc.	Draganfly Innovations Inc.	Draganfly Innovations USA, Inc.	Dronelogics Systems Inc.	Total
Product sales	$-	$301,314	$31,083	$3,636,410	$3,968,807
Drone services	-	-	316,209	757,231	1,073,440
Custom engineering services	-	136,353	-	240,000	376,353
	-	437,667	347,292	4,633,641	5,418,600

Cost of sales	-	(276,875)	(233,372)	(2,891,703)	(3,401,950)

Gross profit	-	160,792	113,920	1,741,938	2,016,650

Expenses	12,728,407	1,045,295	827,566	1,586,241	16,187,509
Other income (expenses)	(15,196,061)	279,650	8,145	(26,530)	(14,934,796)
Net income (loss)	(27,924,468)	(604,853)	(705,501)	129,167	(29,105,655)
Taxes	-	-	-	(82,820)	(82,820)
Cumulative translation differences	-	-	153,872	-	153,872
Comprehensive income (loss)	$(27,924,468)	$(604,853)	$(551,629)	$46,347	$(29,034,603)

The Company separated the operating segments based on the existing subsidiaries and have revenues as follows:

-	Draganfly Inc.: No revenues.
-	Draganfly Innovations Inc.: Product sales revenues and revenues derived from custom integration and engineering services.
-	Draganfly Innovations USA, Inc.: Product sales revenues and revenues derived from drone and health/telehealth services.
-	Dronelogics Systems Inc.: Product sales revenues and revenues derived from rental, repair, drone as a service, and training services.

For 2020 and 2021, all revenues are derived from external customers.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

21.	OFFICE AND MISCELLANEOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Advertising, Marketing, and Investor Relations	$1,842,624	$809,407	$4,380,924	$1,857,675
Compliance fees	229,033	28,048	420,313	93,599
Contract Work	93,479	4,667	152,236	11,485
Other	215,771	91,074	392,378	188,013
	$2,380,907	$933,196	$5,345,851	$2,150,772

22.	GOVERNMENT ASSISTANCE

In February 2016, the Company and an Alberta-based government funded not-for-profit organization (the “Organization”) entered into a funding agreement, whereby the Organization would fund 50% of the total costs, up to $375,000 to the Company for the development of a new product. During the year ended December 31, 2016, the Company received $75,000 in funding. On February 28, 2017, the Company and the Organization entered into a repayment agreement, where the Company would refund and repay a portion of the Organization’s initial funding. The repayment agreement set out the terms and conditions upon which the Company was to pay $41,292 over a 12-month repayment plan. In addition, the Company will pay the Organization $33,709 if the Company ever sells a product that the Organization’s funding contributed to. During the year ended December 31, 2019, the final repayment of $13,764 was made and the contingent balance of $33,709 remains in government grants payable (Note 15).

23.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

Trade payables and accrued liabilities:

On Aug 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the nine months ended September 30, 2021, the company incurred fees of $198,600 compared to $119,750 in 2020. As at September 30, 2021, the Company was indebted to this company in the amount of $nil (December 31, 2020 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the nine months ended September 30, 2021, the Company incurred fees of $190,225 compared to $84,150 in 2020. As at September 30, 2021, the Company was indebted to this company in the amount of $73,500 (December 31, 2020 - $321,741).

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements - Unaudited

For The Three and Nine Months Ended September 30, 2021

Expressed in Canadian Dollars

23.	RELATED PARTY TRANSACTIONS (CONT’D)

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the nine months ended September 30, 2021, the Company incurred fees of $143,191. As at September 30, 2021, the Company was indebted to this company in the amount of $58,915 (December 31, 2020 - $153,887).

As at September 30, 2021, the Company had $142,415 (December 31, 2020 - $475,628) payable to related parties outstanding that were included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the three and nine months ended September 30, 2021 and 2020 included:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Director fees	$91,928	$-	$263,148	$-
Management fees paid to a company controlled by CEO and director	84,444	73,500	190,225	203,900
Management fees paid to a company controlled by the President and director	56,223	-	143,191	-
Management fees paid to a company controlled by a former director	45,000	45,000	135,000	120,000
Salaries	197,882	111,292	470,240	245,006
Salaries paid to the former owner of the Company	-	23,051	-	86,097
Share-based payments	627,063	505,702	1,932,309	1,145,141
	$1,102,540	$758,545	$3,134,113	$1,800,144

24.	FINANCE AND OTHER COSTS

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Accretion expense	$1,233	$-	$2,894	$-
Interest expense on lease liabilities	7,498	-	16,993	-
Interest expense on notes payable	-	1,551	-	2,558
Interest income on GIC	(159)	(533)	(406)	(543)
Interest income on notes receivable	(9,934)	-	(13,241)	-
Interest on outstanding trade payables and bank charges	623	9,280	3,728	19,140
	$(739)	$10,298	$9,968	$21,155

25.	GAIN ON SETTLEMENT OF DEBT

During the nine months ended September 30, 2020, as a result of the transactions relating to the private placement and ensuing debt repayments, a gain of $67,493 was recognized on the settlement of outstanding debt.